UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-38878

So-Young International Inc.

2/F, East Tower, Poly Plaza

No. 66 Xiangbin Road

Chaoyang District, Beijing, 100012

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Appointment and Resignation of Officers

So-Young International Inc. (the “Company”) has appointed Ms. Gefei Li as chief operating officer, Ms. Bei Wang as chief marketing officer and Mr. Xiaodong Ying as chief technology officer, all effective January 1, 2025. Mr. Xiaodong Ying will resign from his position as chief growth officer on the same date.

Ms. Gefei Li joined the Company in January 2024 as a senior vice president. Prior to joining the Company, she held various positions at McKinsey & Company (Shanghai) Consulting Co., Ltd. from July 2017 to January 2024, with her last role being global vice managing partner. Her primary focus was on the healthcare and pharmaceutical industry sectors. Ms. Li received a bachelor's degree in economics and statistics from Cornell University in 2017.

Ms. Bei Wang joined the Company in March 2013 as a founding member. She is responsible for content, branding, and marketing. Throughout her tenure, she has held various positions including director of new media, vice president of content center, and senior vice president of brand marketing center. Before joining the Company, she worked at Beijing Benyi Century Technology Development Co., Ltd. from March 2012 to February 2013 and Beijing Foreign Enterprise Human Resources Service Co., Ltd. from July 2010 to February 2012. Ms. Wang received a bachelor's degree in journalism in 2009 from Renmin University of China.

Mr. Xiaodong Ying has served as the Company’s director since October 2023 and chief growth officer since September 2022. Mr. Ying joined the Company in May 2021 as vice president of supply chain. Prior to joining the Company, Mr. Ying served as director of commercial product team, director of technology commercial team, and general manager of medical aesthetics department at Baidu from 2010 to 2021. From 2002 to 2010, he was responsible for sales related work in media companies, such as China Software Development Network, eNet and 21 Economic News. Mr. Ying received a bachelor’s degree from Zhejiang University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

So-Young International Inc.

By	:	/s/ Hui Zhao
Name	:	Hui Zhao
Title	:	Chief Financial Officer

Date: December 27, 2024